                                  SCHEDULE 13D

CUSIP 158711101                                                      Page 1 of 7

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  2   )*
                                           ------

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   158711101
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                                (CUSIP Number)

                              Jonathan P. Vannini
                                828 Irwin Drive
                         Hillsborough, California 94010
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    copy to:
                              David J. Berger, Esq.
                          Bradley L. Finkelstein, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                           Palo Alto, California 94304
                                 (650) 493-9300

                                November 29, 2001
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


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                                  SCHEDULE 13D

CUSIP 158711101                                                      Page 2 of 7

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
CUSIP No. 158711101                                                Page 3 of 7
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Jonathan P. Vannini
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) [_]
      (b) [_]
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      SEC USE ONLY
 3
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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,255,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,255,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,255,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.53%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

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                                  SCHEDULE 13D

CUSIP 158711101                                                      Page 4 of 7


Item 1.  Security and Issuer

Securities to which this filing relates:   Shares of common stock, par value
                                           $0.01 per share (the "Common Stock")

Issuer:                                    Championship Auto Racing Teams, Inc.,
                                           a Delaware corporation ("CART")
                                           755 West Big Beaver Road, Suite 800
                                           Troy, Michigan 48084

Item 2.  Identity and Background

     This Schedule 13D is filed on behalf of Jonathan P. Vannini (the "Reporting Person").

     The Reporting Person's business address is 828 Irwin Drive Hillsborough, California 94010. The Reporting Person's principal business is that of a private investor. The Reporting Person is a citizen of the United States.

     The Reporting Person has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person acquired beneficial ownership of his CART Common Stock through his personal brokerage account at Smith Barney Inc. which contains the Reporting Person's personal funds. The brokerage account is subject to a client agreement between the Reporting Person and Shearson Lehman Brothers Inc., the predecessor-in-interest of Smith Barney Inc., attached as Exhibit 99.1 to the Reporting Person's initial Schedule 13D filed on October 26, 2001. From time to time, Smith Barney Inc. may extend margin credit to the Reporting Person under the terms of the personal brokerage account.

Item 4.  Purpose of Transaction

     The Reporting Person has acquired the CART Common Stock owned by him for investment purposes, because he believes that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of CART's underlying businesses and assets. The Reporting Person is considering a number of actions which, in the Reporting Person's judgment, would improve the management, product offerings and business prospects of CART. Among the actions which the Reporting Person believes would achieve these goals are a change in senior management, including, but not limited to, the appointment of management personnel with greater experience in the motorsports industry. The Reporting Person further believes that certain members of CART's Board of Directors have actual and potential conflicts of interest with CART and its stockholders. As a result, the Reporting Person advocates the resignation and/or removal and replacement of some or all of these persons as directors.

     In furtherance of the Reporting Person's goals stated in the paragraph above, on October 31, 2001, the Reporting Person disseminated a letter to the members of CART's Board of Directors, attached hereto as Exhibit 99.2, the full text of which is incorporated herein by reference. The Reporting Person's letter specified the basis of the Reporting Person's belief that six members of CART's Board of Directors have actual and potential conflicts of interest with CART and its stockholders, and called for the immediate resignation of those directors. The letter also

                                  SCHEDULE 13D

CUSIP 158711101                                                      Page 5 of 7


requested that CART's Board of Directors consider the appointment of Christopher Pook to a senior management position within CART, with responsibility for CART's daily operations.

     In addition, in furtherance of the Reporting Person's goals stated in the paragraphs above, on November 29, 2001, the Reporting Person disseminated a letter to the members of CART's Board of Directors, attached hereto as Exhibit 99.3, the full text of which is incorporated herein by reference. The Reporting Person's letter requested that Mr. Joseph Heitzler be removed as Chairman and Chief Executive Officer of CART. In addition, Reporting Person's letter stated that if the CART board of directors did not implement the Reporting Person's proposal, the Reporting Person would solicit proxies from CART stockholders.

     In addition to the goals and actions discussed above, the Reporting Person expects and intends to explore and be receptive to opportunities to improve the management, product offerings and business prospects of CART, including changes to CART internal policies, procedures and governance. In particular, the Reporting Person intends to encourage CART to review its policies, procedures and governance and, depending on CART's response, may consider pursuing alternative courses of action on his own or with third parties. These courses of action may include, without limitation, the solicitation of proxies from other stockholders of CART in favor of proposals made by the Reporting Person and/or nominees to CART's Board of Directors. However, other than as described in the paragraph above, the Reporting Person currently has no specific plans or proposals with respect to these matters.

     Subject to the factors discussed below, the Reporting Person may purchase additional shares of CART Common Stock, or rights to purchase shares of CART Common Stock, in the open market, privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person intends to review on a continuing basis various factors relating to his investment in CART, including CART's business and prospects, the price and availability of CART's securities, subsequent developments affecting CART, other investment and business opportunities available to the Reporting Person, the Reporting Person's general investment and trading policies, market conditions, or other factors. Based on these factors, the Reporting Person may decide to change his current intention to purchase additional securities of CART and may determine to sell all or part of his investment in CART.

     Other than as indicated above, the Reporting Person has no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of CART, or the disposition of any securities of CART; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CART or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of CART or any of its subsidiaries; (iv) any change in the present Board of Directors or management of CART, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on CART's Board of Directors; (v) any material change in the present capitalization or dividend policy of CART; (vi) any material change in CART's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CART by any person; (vii) causing a class of securities of CART to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of CART becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; (ix) any other material change in CART's business or corporate structure; or (x) any action similar to those enumerated in the foregoing clauses (i) through (ix).

Item 5.  Interest in Securities of the Issuer

     According to CART's most recent Quarterly Report on Form 10-Q, filed on November 14, 2001, there were issued and outstanding 14,718,134 shares of Common Stock on November 1, 2001. As of the date hereof, the Reporting Person has beneficial ownership of 1,255,000 of such shares, representing approximately 8.53% of the outstanding shares of Common Stock of CART.

(a) The Reporting Person has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 1,255,000 shares of CART Common Stock.

                                  SCHEDULE 13D

CUSIP 158711101                                                      Page 6 of 7


(b) The Reporting Person has effected the following purchases of CART Common Stock in open market transactions since the filing of the Reporting Person's Amendment No. 1 to Schedule 13D on November 7, 2001.

     Transaction Date              Shares                     Price Per Share
     ----------------              ------                     ---------------
     November 6, 2001              30,000                         $12.90

(c)  Not applicable.

(d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not applicable.

Item 7. Material to Be Filed as Exhibits

        99.1 Client agreement between the Reporting Person and Shearson Lehman Brothers Inc., the predecessor-in-interest of Smith Barney Inc., attached to the initial Schedule 13D filed by the Reporting Person on October 26, 2001, is incorporated as an exhibit hereto by reference.

        99.2 Letter from the Reporting Person to CART's Board of Directors, delivered on October 31, 2001 attached to Amendment No. 1 to
               Schedule 13D filed by the Reporting Person on October 26, 2001, is incorporated as an exhibit hereto by reference.

        99.3 Letter from the Reporting Person to CART's Board of Directors, delivered on November 29, 2001.

                                  SCHEDULE 13D

CUSIP 158711101                                                      Page 7 of 7


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2001
--------------------------------------------------------------------------------
Date


/s/ Jonathan P. Vannini
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Signature


Jonathan P. Vannini
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Name/Title